

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2018

Citibank, N.A.
388 Greenwich Street
New York, New York 10013

> **Re:** **Citibank Credit Card Issuance Trust**
> **Registration Statement on Form SF-3**
> **Filed April 27, 2018**
> **File Nos. 333-224484, 333-224484-01 and 333-224484-02**

Dear Mr. Becker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michelle Stasny at (202) 551-3674 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief